UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Skyward Specialty Insurance Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

830940102

(CUSIP Number)

May 9, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830940102	SCHEDULE 13G	Page 1 of 5

1	NAME OF REPORTING PERSON The Westaim Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,919,639
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,919,639

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,639
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%*
12	TYPE OF REPORTING PERSON CO

*	Percentage ownership is based upon 39,995,027 shares of common stock of the Issuer outstanding as of March 31, 2024.

CUSIP No. 830940102	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Westaim HIIG GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,919,639
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,919,639

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,639
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%*
12	TYPE OF REPORTING PERSON CO

*	Percentage ownership is based upon 39,995,027 shares of common stock of the Issuer outstanding as of March 31, 2024.

CUSIP No. 830940102	SCHEDULE 13G	Page 3 of 5

Item 1(a). Name of Issuer

Skyward Specialty Insurance Group, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

800 Gessner, Suite 600, Houston, TX 77024

Item 2(a). Name of Person Filing

The Westaim Corporation and Westaim HIIG GP Inc. (collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if None, Residence

The head office for The Westaim Corporation is 70 York Street, Suite 1700, Toronto, Ontario M5J IS9 Canada. The registered office for Westaim HIIG GP Inc. is 70 York Street, Suite 1700, Toronto, Ontario M5J IS9 Canada.

Item 2(c). Citizenship

The Westaim Corporation is a corporation formed in Alberta, Canada. Westaim HIIG GP Inc. is a corporation formed in Ontario, Canada.

Item 2(d). Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number

830940102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

With respect to the beneficial ownership of the Reporting Persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference. The Westaim Corporation owns 100% of Westaim HIIG GP Inc. As such, each of The Westaim Corporation and Westaim HIIG GP Inc. may be deemed to have beneficial ownership of the securities directly held by Westaim HIIG GP Inc.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 830940102	SCHEDULE 13G	Page 4 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2024

the WESTAIM CORPoration

/s/ Rob Kittel
Rob Kittel Chief Operating Officer

WESTAIM HIIG GP INC.

/s/ Glenn MacNeil
Glenn MacNeil Chief Financial Officer

CUSIP No. 830940102	SCHEDULE 13G	Page 5 of 5

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 8, 2024, by and among the Reporting Persons †

†	Previously filed.